SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 MAR 22 AM 8:05

18 March 2002

02015987

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 16 March 2002 as published in the South China Morning Post in Hong Kong on 18 March 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

IK/lc/cw

Encl.

dlw 3/22

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\cwrc-2001\ltr.doc.3

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.irasia.com/listco/hk/shangrila

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2001. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SUMMARY

CHINA WORLD TRADE CENTER COMPANY LIMITED ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective 40% interest in CWTC Listco), has announced its audited financial results for the year ended 31 December 2001 in the PRC on 16 March 2002. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below.

CWTC Listco, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective 40% interest in CWTC Listco), has announced its audited financial results for the year ended 31 December 2001 in the PRC on 16 March 2002. The Profit and Loss Account of CWTC Listco and recommendation on dividend by the Board of Directors of CWTC Listco are provided below:–

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001 – AUDITED

	For the year ended 31 December			
	2001		2000	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Sales	72,133	597,067	65,569	542,814
Less: Cost of sales	(30,888)	(255,668)	(32,580)	(269,715)
Business tax & surcharge	(3,540)	(29,303)	(3,203)	(26,513)
Gross profit	37,705	312,096	29,786	246,586
Add: Other revenue	–	–	–	–
Less: Operating expenses	(499)	(4,134)	(732)	(6,062)
Administrative expenses	(5,622)	(46,536)	(6,001)	(49,684)
Add: Financial income	935	7,737	341	2,826
Operating profit	32,519	269,163	23,394	193,666
Add: Investment gain	160	1,321	3,521	29,148
Subsidy	–	–	–	–
Non-Operating income	642	5,317	78	647
Less: Non-Operating expenses	(1,098)	(9,088)	(833)	(6,894)
Profit before Tax	32,223	266,713	26,160	216,567
Less: Income tax	(10,655)	(88,195)	(8,524)	(70,569)
Minority interests	–	–	–	–
Profit after Tax	21,568	178,518	17,636	145,998

RECOMMENDATION ON DIVIDEND BY THE BOARD OF CWTC LISTCO

Pursuant to a resolution passed at the board meeting of CWTC Listco held on 14 March 2002, the Board of Directors of CWTC Listco has recommended a dividend of RMB1.04 (tax included) for every 10 ordinary shares held for the year ended 31 December 2001 (2000: RMB1.04 (tax included) for every 10 ordinary shares held) payable to the shareholders of CWTC Listco. Such dividend will be subject to approval by the shareholders of CWTC Listco at its forthcoming annual general meeting.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE 40% INTEREST, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 16 March 2002